Securities and Exchange Commission
November 7, 2013

November 18, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attention:	Matthew Crispino
Staff Attorney

Top Image Systems Ltd.
Registration Statement on Form F-3
Filed October 22, 2013
File No. 333-191842

Dear Mr. Crispino:

           Top Images Ltd. (the “Company” or “we”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1933, as amended, Amendment No. 1 (the “Amendment”) to its Registration Statement on Form F-3 filed October 22, 2013 (as amended, the “Registration Statement”).

           We are writing to respond to the comments raised in your letter to the Company dated November 7, 2013. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold face). For your convenience, a copy of the Amendment is enclosed and has been marked to show changes from the Registration Statement filed November 7, 2013.  References to page numbers in our responses are to page numbers in the Amendment. Capitalized terms defined in the Registration Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

Securities and Exchange Commission
November 7, 2013

General

1.	You do not appear to be eligible to omit the names of the selling security holders prior to effectiveness of the registration statement. Please revise. Refer to General Instruction II.H to Form F-3.

Response: We have removed the shares to be sold by selling security holders from the Registration Statement, and all references thereto have been deleted.   The Registration Statement now only seeks to register shares to be sold by the Registrant.

Part II

Item 10. Undertakings, page II-3

2.	Since you will be requesting acceleration of the effective date of your registration statement, please provide the undertaking required by Item 512(h) of Regulation S-K.

Response: We have included undertaking under Item 10 in the amended Registration Statement.

3.
We note the statement in the legality opinion that it is “being delivered to [the company] solely for [its] information in connection with the above matter and may not be relied upon in any manner by any other person and is not to be used, circulated, quoted or otherwise referred to for any other purpose without our express written permission.” Please obtain a revised opinion that does not contain language limiting investors’ ability to rely on the opinion. See Section II.B.3.d of Staff Legal Bulletin No. 19.  Additionally, we note the statement in the opinion that it has been rendered to the company subject to the company’s agreement not to initiate any proceedings or take any legal action relating to the opinion outside the State of Israel. Please obtain a revised opinion that clarifies that this limitation does not apply to investors in this offering.

Response: A revised opinion addressing the Staff’s comment has been filed with the Amendment.

Securities and Exchange Commission
November 7, 2013

The Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ido Schechter

Ido Schechter
Chief Executive Officer

Cc:	Barbara C. Jacobs
Mitchell Austin
Dov Schwell